UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INNOVATIVE ACQUISITIONS CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Robert Johnson
Innovative Acquisitions Corp.
c/o Faraaz Siddiqi
12 Georgiana Drive
Cumberland, Rhode Island 02864
401-334-3242

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Robert Johnson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 33 1/3%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

    This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Innovative Acquisitions Corp., whose principal executive offices are located at c/o Faraaz Siddiqi, 12 Georgiana Drive, Cumberland, RI 02864 (the “Issuer”).

Item 2. Identity and Background.

    (a) The name of the reporting person is Robert Johnson (the “Reporting Person”).

    (b) The business address of the Reporting Person is 520 S. Burnside Avenue, #5L, Los Angeles, CA 90036.

    (c) The Reporting Person’s present principal occupations or employment and the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted are: (1) Strategic and Developmental Consultant for PhD Productions, a film production company, and (2) entrepreneur in the in-home private education industry, both  located at 520 S. Burnside Avenue, #5L, Los Angeles, CA 90036.

    (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

    The Reporting Person purchased the 1,000,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $4,000. The source of funding for this purchase was personal funds.

Item 4. Purpose of Transaction.

    The Reporting Person acquired 1,000,000 shares of Common Stock as a private investment.

Item 5. Interest in Securities of the Issuer.

    (a) The Reporting Person beneficially owns an aggregate of 1,000,000 shares of Common Stock, representing 33 1/3% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s Form 10-SB filed on September 14, 2007).

    (b) The Reporting Person has the sole right to vote and dispose of, or direct the disposition of, the 1,000,000 shares of Common Stock owned by the Reporting Person.

    (c) The 1,000,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective April 27, 2007.

    (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000,000 shares of Common Stock owned by the Reporting Person.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    None.

Item 7. Material to Be Filed as Exhibits.

    None.

Signature.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2007

/s/ Robert Johnson____
Robert Johnson